Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Enters Into a Private Placement with Investors to Receive up to US$21.7 Million in Equity Financing

Company to Receive Upfront US$11 Million Upon Closing

TORONTO, ON, August 2nd, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announced that Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders will make an investment of up to US$21 million by purchasing 2,625,298 units of the Company at a price of US$4.19 per common share.

Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years from closing, to purchase one additional common share in the capital of the Company. If and when all of the warrants are exercised, the Company will realize an additional US$10.7 million, bringing the total investment to US$21.7 million before transaction costs. Closing of the private placement is expected to occur on or about August 15, 2013 and is subject to approval from the Toronto Stock Exchange.

“This offering provides sufficient funding for the Company through the completion of three major Phase 2 studies, each of which could transform the value of the Company. In parallel, this offering will allow the Company to continue its business strategy of in-licensing and developing a strong pipeline of molecules through partnerships with pharmaceutical companies. I am very pleased with the on-going commitment and support of our large investors, Board and management that contributed to the financing of the offering,” said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

These securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition’s lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the Canadian Securities Commissions, the U.S. Securities and Exchange Commission or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including the total aggregate investment to be made in the Company, the conduct of clinical trials and the potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com